Ecomat, Inc.

February 5, 2021

Via Electronic Mail

Division of Corporation Finance

Office of Trade & Services

The Nasdaq Stock Market

805 King Farm Boulevard

Rockville, MD 20850

Re:	Ecomat, Inc. (the “Company,” “we,” and “our”) Current Report on Form 8-K Filed January 12, 2021 File No. 000-21613

Dear Sir or Madam:

In response to your letter to the Company dated January 28, 2021 (the “Letter Communication”), the Company has prepared a response to your comment below based on currently available information.

For your convenience, we set forth you comment from the Letter Communication in bold typeface and include the Company’s response below the comment.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 1

Based on your Form 10-Q for the fiscal quarter ended September 30, 2020, it appears that you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transactions described in the Form 8-K. In this regard, we note that you have checked the box on the cover of Form 10-Q indicating that you are a shell company, and as of September 30, 2020, you had no assets and no or nominal operations. Please provide us with your analysis of whether the transactions described in the Form 8-K resulted in a change in your shell company status. If they did, please amend the Form 8-K to include the disclosure required by Items 2.01(f) and 5.06 of Form 8-K, including the financial statements required by Item 9.01(a) and (b) of Form 8-K.

Response: The Company respectfully confirms that it is still a shell company and the transactions described in the Form 8-K did not result in a change to its shell company status.

According to Exchange Act Rule 12b-2, the term shell company means a registrant, other than an asset-backed issuer that has (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We believe we meet the Exchange Act Rule 12b-2 definition of a shell company since we currently have no business operations, no assets, and no cash resources other than advances provided by our sole shareholder.

If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at 212-530-2206.

Very truly yours,

By:	/s/ Yang Gui
Name:	Yang Gui
Title:	Chief Executive Officer, Chief Financial Officer, sole director and the Chairwoman of the Board.

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC